July 17, 2018

J. Nolan McWilliams

Attorney-Advisor

United States Securities and Exchange Commission

Division of Finance

Office of Transportation and Leisure

Mail Stop 3561

Washington, D.C. 20549

Re:Request for Accelerated Effective Date

NewBridge Global Ventures, Inc.

Registration Statement on Form S-1

File No. 333-224497

Dear Mr. McWilliams:

We are writing to request that the effective date for the above referenced Registration Statement on Form S-1 (“Registration Statement”) for NewBridge Global Ventures, Inc., Inc. (“Issuer”) be effective as of 9:00 a.m. Eastern Standard Time on Friday, July 20, 2018.

In connection with the request, the Issuer acknowledges and agrees to the following:

1.Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the fling effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.The Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Issuer is not employing the services of any broker dealer or underwriter and therefore no commissions or compensation shall be paid.  As a result, no compensation arrangement is required to be reviewed by the National Association of Securities Dealers, Inc.

Sincerely,

NewBridge Global Ventures, Inc.

Robert Bench, Chief Financial Officer

NewBridge Global Ventures, Inc.801.362.2115www.newbridgegv.com